SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4 – Final Amendment)

CATELLUS DEVELOPMENT CORPORATION

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options To Purchase Common Stock, $.01 Par Value

(Title of Class of Securities)

149111-10-6

(CUSIP Number of Class of Underlying Securities)

Vanessa L. Washington

Senior Vice President and General Counsel

Catellus Development Corporation

201 Mission Street San Francisco, California 94105

(415) 974-4500

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons))

Copy to:

Frederick B. McLane, Esq.

O’Melveny & Myers, LLP

400 S. Hope Street

Los Angeles, California 90071

(213) 430-6000

CALCULATION OF FILING FEE

Transaction Value(1)	Amount of Filing Fee(2)

$25,982,469	$2,102

(1)	Calculated solely for the purpose of determining the amount of the filing fee. This amount assumes that options to purchase 2,900,585 shares of Catellus Development Corporation Common Stock, par value $0.01 per share (“Common Stock”), will be exchanged pursuant to this offer. A maximum of 1,067,261 shares of restricted Common Stock will be issued in respect of such options if all of such options are exchanged pursuant to this offer. Solely for purposes of determining the amount of the filing fee, the aggregate value of such options has been calculated by multiplying the maximum number of shares of restricted Common Stock that may be issued in respect of such options if all of such options are exchanged pursuant to this offer by the average of the high and low trading prices for a share of Common Stock on September 26, 2003, as reported on the New York Stock Exchange.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 0.00008090 times the transaction value. The filing fee was previously paid on October 1, 2003, in connection with the initial filing of this Schedule TO.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-part tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer ☒.

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) filed by Catellus Development Corporation (the “Company”) with the Securities and Exchange Commission on October 1, 2003, relating to the offer by the Company to certain eligible employees to exchange certain outstanding options to purchase shares of the Company’s Common Stock, par value $0.01 per share (the “Common Stock”), for replacement awards of restricted stock, or for those who are eligible, restricted stock units to be granted by the Company under the Company’s 2000 Performance Award Plan (as amended and restated), all upon the terms and subject to the conditions set forth in the Amended and Restated Offer Circulars, dated October 17, 2003, the supplements thereto, dated October 22, 2003, and in the related Election Form and Agreements, copies of which have been filed as Exhibits to the Tender Offer Statement.

Amendment No. 3 to the Tender Offer Statement was filed with the Securities and Exchange Commission on October 30, 2003. The number of shares reported in Amendment No. 3 to the Tender Offer Statement as having been tendered in the Offer included 6,250 options which were exercised in accordance with their terms as opposed to having been tendered in the Offer. This Amendment No. 4 is being filed for the purpose of correcting the information set forth in Item 4(c) below as to the number of options tendered in the Offer and the number of Replacement Awards to be granted.

The filing of this Amendment No. 4 to the Tender Offer Statement shall not be construed as an admission by the Company that the offer described below constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder.

ITEM 4.	TERMS OF THE TRANSACTION

Item 4 of the Tender Offer Statement is hereby amended to add a new subsection (c) thereto to read as follows:

(c) The Offer expired at 9:00 p.m. Pacific Standard Time on October 29, 2003. Pursuant to the Offer, the Company accepted for exchange 1,980,374 options to purchase Common Stock, representing 75.7% of the options that were eligible to be tendered in the Offer. Subject to the terms and conditions of the Offer, the Company will grant Replacement Awards of restricted stock and restricted stock units in exchange for the options accepted for the exchange. An aggregate of 156,179 shares of restricted stock and 626,921 restricted stock units will be issued in exchange for the options tendered in the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Tender Offer Statement on Schedule TO is true, complete and correct.

CATELLUS DEVELOPMENT CORPORATION

By:	/s/ Vanessa L. Washington

Vanessa L. Washington Senior Vice President and General Counsel

Date:	November 3, 2003